Exhibit 8.1

August 16, 2002

Virginia Electric and Power Company
One James River Plaza
701 East Cary Street
Richmond, Virginia 23219

Virginia Power Capital Trust II
c/o Virginia Electric and Power Company
120 Tredegar Street
Richmond, Virginia 23219

Virginia Power Capital Trust II
7.375% Trust Preferred Securities
(Liquidation Amount $25 per Trust Preferred Security)

Ladies and Gentlemen:

We have been requested, as your special tax counsel, to render federal tax advice in connection with the issuance by Virginia Power Capital Trust II (the “Trust”) and Virginia Electric and Power Company (the “Company”) of 15,400,000 7.375% Trust Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) and $385,000,000 principal amount of 7.375% Junior Subordinated Notes, as defined in the Company’s Prospectus, dated July 31, 2002 (the “Prospectus”), and Prospectus Supplement, dated August 16, 2002 (the “Prospectus Supplement”). Capitalized terms used in this opinion and not otherwise defined shall have the meanings specified in the Prospectus Supplement.

In preparing this opinion, we have examined and relied on, such documents as we have deemed appropriate, including originals or copies, certified or otherwise identified to our satisfaction, of corporate and other records of the Company and the Trust and such other instruments and documents, including certificates of public officials and of officers of the Company as we have deemed appropriate. In addition, we have made such investigation of such matters of law as we deemed appropriate as a basis for the opinions expressed below and have reviewed the discussion set forth in the Prospectus Supplement under the heading “Material United States Federal Income Tax Consequences.”

Based on the foregoing and consideration of such other matters as we have deemed appropriate; we are of the opinion that:

(1)  the Junior Subordinated Notes will be classified as indebtedness of the Company for United States federal income tax purposes;

(2)  the Trust will be classified as a grantor trust for United States federal income tax purposes and not as an association taxable as a corporation; and

(3)  although the discussion in the Prospectus Supplement under the caption “Material United States Federal Income Tax Consequences” does not purport to discuss all possible United States federal income tax consequences of purchase, ownership, and disposition of the Trust Preferred Securities, such discussion constitutes an accurate summary of the matters discussed therein in all material respects.

As indicated in the Prospectus Supplement, our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), administrative rulings and pronouncements issued by the IRS, judicial decisions rendered by United States federal courts of competent jurisdiction, and Treasury Regulations in effect on the date of this opinion. These authorities are subject to change, possibly on a retroactive basis. This opinion will not be updated for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof unless we are specifically engaged to do so. Our opinion neither relates to nor purports to cover the laws, regulations, or other legal authorities of any state, local, or foreign governmental authority, nor any tax or other governmental charge, other than United States federal income tax.

We express no opinions as to the laws of any jurisdiction other than the federal income tax laws of the United States. We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and to references to our firm under the captions “Material United States Federal Income Tax Consequences” and “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Very truly yours,

MCGUIREWOODS LLP